Exhibit 12

CELANESE HOLDINGS LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	Six Months Ended June 30, 2005	Three Months Ended June 30, 2005	Three Months Ended June 30,2004	Three Months Ended March 31, 2004
Earnings:
Earnings (loss) from continuing operations before tax and minority interest	190	133	(95)	72
Less:
Equity in net earnings of affiliates	(27)	(12)	(18)	(12)
Plus :
Income distributions from equity investments	46	10	6	15
Amortization of capitalized interest	3	1	2	2
Total fixed charges	228	73	131	16
Total earnings as defined before combined fixed charges	440	205	26	93
Fixed charges:
Interest expense	199	59	124	6
Capitalized interest	2	1	1	3
Estimated interest portion of rent expense	12	6	6	7
Guaranteed payment to minority shareholders	15	7	—	—
Total combined fixed charges	228	73	131	16
Ratio of earnings to combined fixed charges(1)	1.9	2.8	0.2	5.8

(1)	Earnings were insufficient to cover combined fixed charges by $105 million for the three months ended June 30, 2004.